MICHAEL C. FINKELSTEIN
                           Certified Public Accountant

198 Route 9, Suite 205                            253 Fifth Avenue, 5th Floor
Manalapan, New Jersey  07726                      New York, New York  10016
Tel. (732) 577-7055                               Tel. (212) 689-4633
Fax. (732) 577-1844



To the Board of Directors
Freshstart Venture Capital Corp.

We have examined the investment accounts shown by the books and records of Freshstart Venture Capital Corp. for the period from the date of our last similar examination on November 30, 1997 to July 1, 1998. Our examination was made without prior notice to the Company. It is understood that this report is solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Securities owned as of the close of business on July 1, 1998, shown by the books and records examined by us, which we counted and inspected, were located in the vault of Amalgamated Bank, New York, New York, or out for transfer on that date, as to which we reviewed original securities located at the Company.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts, referred to above. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we examined the financial statements in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to any financial statements of Freshstart Venture Capital Corp., taken as a whole.

Independent Auditor


/S/ MICHAEL C. FINKELSTEIN


New York, New York
July 24, 1998

[Form N-17f-2]

[Adopted in Release No. 1C-17085 (ss.84,434), effective September 2, 1989, 54 F.
R. 32048.]

U.S. Securities and Exchange Commission

Washington, D.C.  20549
FORM N-17f-2

Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

Pursuant to Rule 17f-2 [17CFR 270.17f-2]


1. Investment Company Act File Number:               Date examination completed:

   811- 5169                                           July 1, 1998

2. State Identification Number:  New York 13-3134761

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AL          AK           AZ          AR           CA              CO
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CT          DE           DC          FL           GA              HI
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ID          IL           IN          IA           KS              KY
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LA          ME           MD          MA           MI              MN
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MS          MO           MT          NE           NV              NH
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NJ          NM           NY  [X]     NC           ND              OH
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OK          OR           PA          RI           SC              SD
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TN          TX           UT          VT           VA              WA
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WV          WI           WY          PUERTO RICO
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Other (specify):

3. Exact number of investment company as specified in registration statement:

4. Address of principal executive office: (number, street, city, state, zip code)  313 West 53rd Street  New York, New York  10019

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are documented, and one copy with the appropriate state administrator(s), if applicable.


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